Exhibit 99.1

COMPANIES (JERSEY) LAW 1991

(the “Companies Law”)

NOTICE OF VIRTUAL EXTRAORDINARY GENERAL MEETING

OF

COINSHARES PLC

(the “Company”)

Registered number: 161481

(the “EGM”)

Notice is hereby given that an Extraordinary General Meeting of the Company (the “EGM”) will be held as a Virtual Meeting on Tuesday, 15 September 2026 at 16:00 (Jersey time), for the purpose of considering and, if thought fit, passing the resolutions set out in this Notice. This Notice is given in accordance with Article 10 of the Company’s Articles of Association (the “Articles”) and Article 57 of the Companies (Jersey) Law, 1991 (the “Companies Law”). Save where the context otherwise requires, capitalised terms used but not otherwise defined in this Notice have the meaning given to them in the Articles or, where the term relates to the Plan, in the Plan.

In accordance with Article 11.3 of the Articles, the Board of Directors (the “Board”) has resolved that the EGM will be held solely as a virtual meeting, by means of participation via meetnow.global/MQ4L2WN. Shareholders will not be able to attend the EGM at a physical location. For the purposes of Article 11.4 of the Articles, the EGM shall be deemed to take place at the Company’s registered office at 2 Hill Street, St Helier, Jersey, JE2 4UA (the “Office”), being the place at which the Chairperson of the meeting will be physically present.

RIGHT TO ATTEND AND VOTE

In accordance with Article 11.1 of the Articles, a Shareholder wishing to participate in the EGM (together with any assistant(s), of whom there may be no more than two) must notify the Company of its intention to attend by email to cosec@coinshares.com, to arrive no later than 48 hours before the time appointed for the EGM.

Only persons registered as Shareholders in the Company’s register of members (the “Register”) as at 5:30pm of business (Jersey time) on 27 August 2026 (the “Record Date”), being the date fixed by the Directors pursuant to Article 33 of the Articles, will be entitled to attend, speak and vote at the EGM. Shareholders whose Ordinary Shares are held through a nominee, broker, bank or other intermediary should contact that intermediary regarding the deadline and process for registering their entitlement to attend and vote.

If you beneficially own our shares in “street name” through Cede & Co., as nominee for the Depository Trust Company, as at the Record Date, you will receive a separate voting instruction card from your broker or nominee through whom you own your shares. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions; otherwise, your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of your shares, or its appointed proxy, will vote your shares according to such voting instructions. You may also obtain a legal proxy from your broker or nominee in order to vote at the EGM on behalf of the record holder, together with evidence of such record holder with respect to the holding of the shares at the Record Date.

APPOINTMENT AND INSTRUCTION OF PROXIES

Appointment of proxies: In accordance with Article 10.7 of the Articles, every Shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend, speak and vote instead of that Shareholder, and a proxy need not be a Shareholder.

Voting by proxy: The instrument appointing a proxy, and any authority under which it is signed, must be deposited at the Office (or such other place as is specified for that purpose in the proxy materials accompanying this Notice) not less than forty-eight (48) hours before the time appointed for the EGM, in accordance with Article 12.9 of the Articles. You can vote by internet by going to meetnow.global/MQ4L2WN.

Effect of returning executed proxy without instructions: If you are a registered holder and submit proxy voting instructions but do not direct how your shares should be voted on each item, the person(s) named as proxy or proxies (provided not the Chairman of the Board (the “Chairman”) or another of our directors) will vote or abstain from voting at his or her discretion. If you appoint the Chairman or another director as your proxy on any resolution, he or she will vote in favour of the resolution. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the EGM.

Authorised signatories voting by proxy: In the case of a Shareholder which is a body corporate, the Form of Proxy must be executed under its common seal or signed on its behalf by an agent or officer authorised for that purpose.

Powers of attorney for voting by proxy: Any power of attorney or any other authority under which the form of proxy is signed (or a duly certified copy of such power or authority) must be included with the form of proxy.

Joint shareholders: If more than one of the joint holders of a share tenders a vote on the same resolution, the vote of the senior who tenders a vote shall be accepted to the exclusion of the vote(s) of the other joint holders, seniority being determined by the order in which the names stand in the register in respect of the relevant share.

Revocation of proxy vote: If two or more valid but differing proxy appointments are received in respect of the same share, the one which is last received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share, and if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. Additionally, the return of a completed form of proxy will not prevent a shareholder attending the EGM and voting in person if he/she wishes to do so, however, if a shareholder does attend and vote at the EGM, any proxy appointment will be treated as revoked.

Voting standard: Resolutions 1, 2 and 3 will be proposed as ordinary resolutions. This means that, to pass, a simple majority of the votes cast must be in favor of each resolution. Resolution 4 will be proposed as a special resolution. This means that, to pass, not less than sixty-seven percent (67%) of the votes cast must be in favor of each resolution.

Withheld votes: A vote withheld (also called an “abstention”) is not considered a “vote cast” and is therefore not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the EGM. However, the vote will count as present and entitled to vote for purposes of determining a quorum.

Broker non-votes: A “broker non-vote” occurs when a broker or nominee of record holding shares for a beneficial owner does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote (and are considered entitled to vote for purposes of a quorum) on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. We do not expect any of the proposals to be considered routine since our proxy statement is prepared in compliance with the Companies Law, and regulations promulgated thereunder, rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any non-routine proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote”. Therefore, it is important for a shareholder that holds shares through a broker or nominee to instruct its broker or nominee how to vote its shares if the shareholder wants its shares to count for all proposals.

CORPORATE REPRESENTATIVES

Authorization: A body corporate which is a member of the Company may, by resolution of its board or other governing body, authorize any person or persons to act as its representative or representatives at the EGM. A body corporate shall be deemed to be present in person at the EGM if one or more of its representatives is present at that meeting.

Evidence of authority: The Board or any director or the secretary may (but is not bound to) require evidence of the authority of any such representatives. Any authorization in writing purporting to be signed by an officer of, or other person duly authorized for the purpose by, the body corporate shall be conclusive evidence of the authority of the representatives to act on behalf of the body corporate.

Joint authority: Where more than one person is authorized to represent a body corporate and more than one person purports to exercise a power on behalf of that body corporate, if each such person purports to exercise the power in the same way, the power is treated as exercised in that way; and if each such person does not purport to exercise the power in the same way, the power is treated as not exercised.

VOTING

At the EGM, voting on the resolutions will be by way of a poll on the basis of one vote per share.

QUORUM

No business may be transacted at the EGM, other than the appointment of a chairperson and the adjournment of the meeting, unless a quorum of Shareholders is present, being not less than two Shareholders present (including by Virtual Attendance) or by proxy, in accordance with Article 11.2 of the Articles.

PROPOSED AGENDA

1.	Opening of the EGM.

2.	Election of the Chairperson of the EGM.

3.	Preparation and approval of the voting list.

4.	Approval of the agenda.

5.	Resolution 1 (Ordinary Resolution): authority for the Company to make market purchases of its own Ordinary Shares.

6.	Resolution 2 (Ordinary Resolution): authority to hold Ordinary Shares purchased pursuant to Resolution 1 as treasury shares.

7.	Resolution 3 (Ordinary Resolution): adoption of the CoinShares PLC 2026 Equity Incentive Plan.

8.	Resolution 4 (Special Resolution): authority to grant French tax-qualified free shares (attributions gratuites d’actions) under the Plan.

9.	Close of the EGM.

PROPOSALS FOR RESOLUTIONS

ITEM 5: RESOLUTION 1 — AUTHORITY TO MAKE MARKET PURCHASES OF OWN SHARES (ORDINARY RESOLUTION)

The Board proposes that the EGM passes the following resolution as an Ordinary Resolution, requiring the approval of a simple majority of the votes cast, in person or by proxy, by Shareholders entitled to vote:

“THAT, in accordance with Article 57 of the Companies Law and Article 2.4 of the Articles, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Article 57 of the Companies Law) of Ordinary Shares of no par value in the capital of the Company (“Ordinary Shares”), on the following terms:

(a)	Maximum number: the maximum aggregate number of Ordinary Shares that may be purchased pursuant to this authority shall not exceed twenty-five per cent. (25%) of the Ordinary Shares in issue (excluding any Ordinary Shares held in treasury) as at the date of this Resolution, being 131,780,209 Ordinary Shares;

(b)	Minimum price: the minimum price (exclusive of expenses) which may be paid for an Ordinary Share is US$0.01;

(c)	Maximum price: the maximum price (exclusive of expenses) which may be paid for an Ordinary Share is US$20.00;

(d)	Duration: the authority conferred by this Resolution shall commence on the date of this Resolution and shall expire on the date falling five (5) years after the date of this Resolution, being 15 September 2031, unless previously renewed, varied or revoked by the Company in general meeting, PROVIDED THAT the Company may, before such expiry, enter into a contract for the purchase of Ordinary Shares which will or may be completed wholly or partly after such expiry, and may complete any such purchase pursuant to any such contract as if the authority conferred by this Resolution had not expired;

(e)	Method and compliance: purchases pursuant to this authority may be effected by any method permitted by applicable law and the rules of Nasdaq, including by way of open market purchases, accelerated share repurchase transactions, block trades, privately negotiated transactions[, pursuant to derivative instruments], or any combination thereof, and through any order type or structure (including limit orders or stop-limit orders) placed with a broker, and shall at all times be subject to (i) the Company having, immediately following any such purchase, at least one Shareholder holding Ordinary Shares other than shares held in treasury, as required by the Companies Law, (ii) all applicable securities laws, rules and regulations, including the rules of Nasdaq and applicable U.S. federal securities laws, and (iii) no purchase being made under this authority if, immediately following such purchase, the Company would fail to satisfy the applicable quantitative continued listing requirements of Nasdaq then in effect (including as to minimum publicly held shares, minimum round lot holders, market value of publicly held shares, and minimum bid price), or the Ordinary Shares would otherwise be at risk of suspension or delisting from Nasdaq; and

(f)	Solvency Statement: no purchase shall be made pursuant to this authority unless the Directors have, prior to such purchase and in accordance with Article 57 of the Companies Law, made the statement that they have formed the opinion referred to in Article 57(4) of the Companies Law (a “Solvency Statement”) in respect of such purchase.”

ITEM 6: RESOLUTION 2 — AUTHORITY TO HOLD REPURCHASED SHARES IN TREASURY (ORDINARY RESOLUTION)

The Board proposes that the EGM passes the following resolution as an Ordinary Resolution, requiring the approval of a simple majority of the votes cast, in person or by proxy, by Shareholders entitled to vote:

“THAT, pursuant to Article 2.5 of the Articles and Article 57 of the Companies Law, any Ordinary Shares purchased by the Company pursuant to the authority conferred by Resolution 1 above shall, instead of being cancelled, be held by the Company as treasury shares, and the Directors be and are hereby authorised to deal with any such treasury shares from time to time, including by re-selling, transferring (whether pursuant to an employee share plan or otherwise) or cancelling any such shares, in each case in accordance with the Companies Law and the Articles, and without the need for further Shareholder approval save as required by the Companies Law or the Articles.”

Resolution 2 is conditional upon, and shall only take effect if, Resolution 1 is passed.

ITEM 7: RESOLUTION 3 — ADOPTION OF THE COINSHARES PLC 2026 EQUITY INCENTIVE PLAN (ORDINARY RESOLUTION)

Shareholders have previously approved the size of the share reserve for the Plan (being the Initial Share Pool of eleven per cent. (11%) of Ordinary Shares outstanding, together with any shares remaining available under the Company’s prior equity incentive plan, and the annual evergreen increases of up to three per cent. (3%) on 1 January of each of 2027, 2028 and 2029, in each case as described in Section 3(a) of the Plan). That prior approval fixed the quantum only; the Plan itself — as a complete instrument, including its terms, rules, eligibility conditions and the types of Awards it permits — has not yet been approved by Shareholders. The Board proposes that the EGM passes the following resolution as an Ordinary Resolution, requiring the approval of a simple majority of the votes cast, in person or by proxy, by Shareholders entitled to vote, to adopt the Plan as a whole, including for the purposes described below:

“THAT the CoinShares PLC 2026 Equity Incentive Plan (the “Plan”), in the form adopted by the Board of Directors on 21 August 2026 and tabled at this EGM, be and is hereby approved and adopted in its entirety, on the basis that the quantum of Ordinary Shares reserved for issuance and transfer under the Plan has previously been approved by Shareholders as described above, and that the Board be and is hereby authorised to allot, issue and/or transfer (including out of treasury) Ordinary Shares pursuant to Awards granted under the Plan within that previously approved quantum; AND THAT, for the avoidance of doubt, this Resolution constitutes approval of the Plan by the Shareholders of the Company for all purposes, including for the purposes of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, such that the “Effective Date” of the Plan (as defined in Section 2 thereof) shall be the date of this Resolution.”

For the avoidance of doubt, none of the Companies Law, the Articles, or (in reliance on the Company’s status as a “foreign private issuer” under Nasdaq Listing Rule 5615(a)(3), which permits the Company to follow Jersey home country practice in lieu of the shareholder-approval requirements of Nasdaq Listing Rule 5635(c)) the Nasdaq Listing Rules, require Shareholder approval for the Board to adopt the Plan or to allot, issue or transfer Ordinary Shares (including out of treasury) pursuant to Awards granted under it; the Board already has authority to do so under Article 2.6 of the Articles. Shareholder approval is nevertheless being sought under this Resolution because it is a precondition to Awards granted under the Plan, including Incentive Stock Options, qualifying for favourable tax treatment under Section 422 of the U.S. Internal Revenue Code, and because it supports the French free share authority sought under Resolution 4. The Board considers that seeking this approval, although not otherwise required, allows the Plan to be structured in the manner that best serves the interests of employees and Shareholders alike.

ITEM 8: RESOLUTION 4 — AUTHORITY TO GRANT FRENCH TAX-QUALIFIED FREE SHARES UNDER THE PLAN (SPECIAL RESOLUTION)

The Board proposes that the EGM passes the following resolution as a Special Resolution, requiring the approval of not less than sixty-seven per cent. (67%) of the votes cast, in person or by proxy, by Shareholders entitled to vote. Resolution 4 is conditional upon, and shall only take effect if, Resolution 3 is passed:

“THAT, for the purpose of enabling Awards granted under the Plan to be structured, where applicable, so as to qualify for the favourable tax and social security regime applicable in France to free shares (actions gratuites) under Articles L.225-197-1 to L.225-197-5 and L.22-10-59 to L.22-10-60 of the French Commercial Code (Code de commerce), the Board be and is hereby authorised to grant free shares (actions gratuites) under the Plan, including pursuant to the French Sub-Plan (Appendix 2 to the Plan) adopted by the Board for this purpose, on the following terms:

(a)	Maximum number: free shares granted pursuant to this authority shall not, in aggregate, exceed the lower of (x) fifteen per cent. (15%) of the issued Ordinary Shares (excluding treasury shares) as at the date of this Resolution, being 131,780,209 Ordinary Shares, and (y) such lower percentage as may apply by operation of Article L.225-197-1 of the French Commercial Code or other applicable law or regulation, which number counts towards, and does not increase, the Initial Share Pool referred to in Resolution 3;

(b)	Individual limit: no free share shall be granted pursuant to this authority to any Beneficiary who holds, or who would as a result of the grant hold, more than ten per cent. (10%) of the Company’s issued share capital, in accordance with Article L.225-197-1 of the French Commercial Code;

(c)	Vesting period: no free share granted pursuant to this authority shall vest less than one (1) year after the date of grant;

(d)	Holding period: the combined duration of the vesting period and any applicable holding period in respect of each free share granted pursuant to this authority shall not be less than two (2) years in aggregate (whether structured as a minimum two-year vesting period, or a minimum one-year vesting period followed by a minimum one-year holding period, or otherwise), in accordance with Article L.225-197-1 of the French Commercial Code;

(e)	Beneficiaries: free shares may be granted pursuant to this authority to employees and corporate officers (mandataires sociaux) of the Company’s direct or indirect French subsidiaries or French branches (together, the “French Entities”), including the categories of corporate officer referred to in Article L.225-197-1 II of the French Commercial Code, PROVIDED THAT where a grant is made to a corporate officer of a French Entity, the Company shall implement one of the employee-benefit measures required by Article L.22-10-60 of the French Commercial Code;

(f)	Source of shares: free shares granted pursuant to this authority may be satisfied by the allotment and issue of new Ordinary Shares and/or by the transfer of existing Ordinary Shares, including Ordinary Shares held in treasury pursuant to Resolution 2;

(g)	Duration: this authority shall be valid for a period of thirty-eight (38) months from the date of this Resolution, expiring on 15 November 2029, being the maximum period permitted under Article L.225-197-1 of the French Commercial Code, and must be renewed by the Shareholders before such expiry if the Company wishes to continue granting free shares under the French Sub-Plan in reliance on the French favourable tax and social security regime; and

(h)	Delegation: the Board be and is hereby authorised to do all such things as it considers necessary or desirable to give effect to this authority, including determining the identity of beneficiaries, the number of free shares to be granted to each beneficiary and any applicable performance or service conditions, and adopting, amending or supplementing the French Sub-Plan, rules or implementing documentation as the Board considers necessary to give effect to, and to preserve the intended tax-qualified status of Awards granted under, this authority.”

Resolution 4 does not itself increase the Initial Share Pool referred to in Resolution 3; it fixes the specific parameters, mandated by French law and reflected in the French Sub-Plan (Appendix 2 to the Plan), within which free shares may be granted under the Plan to qualify for the French favourable regime.

For the avoidance of doubt, the Board could grant free shares to eligible employees and corporate officers of the Company’s French Entities under the Plan without Shareholder approval; however, such grants would not benefit from the favourable French tax and social security regime described above unless the specific parameters set out in this Resolution are fixed by Shareholders in general meeting, as required by Article L.225-197-1 of the French Commercial Code. This Resolution is proposed solely to satisfy that precondition, consistent with the Board’s objective of structuring the Plan in the manner that best serves the interests of employees and Shareholders alike.

EXPLANATORY NOTES

Background and rationale

The Board considers it to be in the interests of the Company and Shareholders as a whole for the Company to have the flexibility to purchase Ordinary Shares in the market from time to time, where the Board believes that doing so will be accretive for remaining Shareholders, will provide the Company with an efficient means of managing its capital base, and will assist in offsetting the dilutive effect of the Company’s employee share plans. Shares purchased under this authority are proposed to be held in treasury, rather than cancelled, so that they remain available for transfer under employee incentive arrangements, re-sale, or future cancellation, providing the Board with flexibility in managing the Company’s capital structure. The Company does not currently intend to purchase Ordinary Shares up to the full extent of this authority, and any purchases actually made will depend on market conditions, the Company’s financial position, and other investment opportunities available to it at the relevant time.

Companies Law requirements

Article 57 of the Companies Law requires that: (i) the Directors make a Solvency Statement before any purchase is made, provided it is not a purchase of fully paid shares for nil consideration; (ii) the purchase is approved by a resolution of the Shareholders (the Company not being a wholly-owned subsidiary, and the purchase not being for nil consideration or of the Company’s shares, in which narrower cases no shareholder approval is required following the amendments to the Companies Law that took effect on 1 June 2026); (iii) the purchase is made in accordance with the Articles; and (iv) immediately following any purchase, the Company continues to have at least one Shareholder holding Ordinary Shares other than shares held in treasury. As CoinShares’ proposed purchases are to be made for value on Nasdaq (and not for nil consideration), the general rule applies and Resolution 1 is accordingly proposed as a [Special] Resolution.1 The Board confirms that it intends to comply with each of the requirements of Article 57 (including, where purchases are executed through a broker on a securities exchange, the abridged director’s statement permitted under the new Article 57A in place of a full Solvency Statement, where applicable) before implementing any purchase pursuant to Resolution 1.

Nasdaq considerations

The 25% cap and the US$0.01 to US$20.00 price range in Resolution 1 are intended to give the Board broad flexibility to make purchases as market conditions warrant until the Company’s next AGM, at which point the Board expects to consider whether to put a standing annual buyback authority (renewable each year, in the manner more typical of Nasdaq-listed issuers) to Shareholders instead. Both figures are ceilings on the authority, not a target or an execution plan, and clause (e) of Resolution 1 expressly prevents any purchase that would cause the Company to fail to satisfy Nasdaq’s continued listing requirements (including as to minimum publicly held shares, round lot holders, market value of publicly held shares, and minimum bid price). Because the maximum price is a fixed dollar figure rather than a formula tied to prevailing market prices, the Board will need to monitor the Ordinary Shares’ trading price against the US$20.00 ceiling and seek a renewed or amended authority from Shareholders if that ceiling ceases to provide a workable margin above the market price. The Company expects to disclose repurchase activity periodically in accordance with Item 703 of Regulation S-K, and actual purchases would in practice be paced in accordance with the volume, manner, timing and price conditions of the Rule 10b-18 safe harbour under the U.S. Securities Exchange Act of 1934 (including its 25%-of-average-daily-trading-volume guideline), regardless of the headroom available under this authority.

US tax treatment of Incentive Stock Options (ISOs)

The Plan permits the grant of Incentive Stock Options (“ISOs”) intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Section 422 conditions favourable ISO tax treatment on, among other things, the Plan specifying a fixed maximum number of shares issuable as ISOs and the Plan being approved by stockholders. The Plan is drafted with this in mind: ISOs may only be granted to Employees (as opposed to non-employee directors or consultants), the aggregate number of Shares issuable as ISOs is capped at the Initial Share Pool only (the annual evergreen increases described in Section 3(a) of the Plan do not enlarge the ISO sub-limit, consistent with the Code Section 422(b)(1) requirement for a fixed number), the $100,000 annual vesting limitation applies, and enhanced pricing and term conditions apply to grants to Greater Than 10% Stockholders.

Because Shareholders have previously approved only the quantum of the share reserve and not the Plan as a complete instrument, Resolution 3 is drafted to constitute the Shareholders’ approval of the Plan for all purposes, including Section 422 of the Code, and to fix the Plan’s “Effective Date” (as defined in the Plan) as the date of this Resolution. This is intended to ensure there is a single, unambiguous point at which the Plan (including its ISO-specific terms) is treated as approved by Shareholders, consistent with the Plan’s own definition of “Effective Date” and the basis on which the Initial Share Pool is calculated. The Board and the Company’s US tax and compensation counsel should confirm, before any ISOs are granted, that this approach satisfies Section 422 and the Treasury Regulations thereunder, including as to timing relative to the Board’s adoption of the Plan.

French free share (AGA) authorisation

The Plan proposed for adoption under Resolution 3 is a broad-based, U.S.-style equity incentive plan and, on its own, does not fix the specific parameters that French law requires a company to set at general meeting level before free share awards to employees or corporate officers of a French Entity can qualify for the favourable French tax and social security regime applicable to free shares (actions gratuites) under Articles L.225-197-1 to L.225-197-5 and L.22-10-59 to L.22-10-60 of the French Commercial Code. Resolution 4 is accordingly proposed as a separate, dedicated authority which fixes those parameters directly in this Notice, consistent with the French Sub-Plan (Appendix 2 to the Plan) adopted by the Board: an overall share sub-cap (the lower of 15% or the applicable statutory limit, counting towards rather than adding to the Plan’s Initial Share Pool), an individual 10% shareholding limit per Beneficiary, minimum vesting and combined vesting/holding periods (2 years in aggregate), the employee-benefit measure required by Article L.22-10-60 where corporate officers participate, the permitted source of shares, and a maximum duration of 38 months, being the outer limit permitted under Article L.225-197-1 (after which the authority must be renewed by Shareholders to preserve the French tax-qualified status of future grants).

Majority required

Resolution 4 is proposed as a Special Resolution and require the approval of Shareholders holding not less than 67% of the votes cast at the EGM, in accordance with Article 1.1.34 of the Articles. Resolutions 1, 2 and 3 are proposed as Ordinary Resolutions and require the approval of a simple majority of the votes cast.

Number of shares and votes

As at the date of this Notice, the Company’s issued share capital comprised 131,780,209 Ordinary Shares, carrying one vote each, of which 0 Ordinary Shares were held by the Company in treasury and carried no voting rights.

Right to information

Shareholders have the right to request information from the Board relating to the items on the agenda, to the extent required for a proper assessment of such items, subject to the Board’s ability to decline such a request in the circumstances permitted by the Companies Law.

Further information

Copies of this Notice, the form of proxy, the Plan, the French Sub-Plan and other documents relevant to the EGM are, or will be, available on the Company’s website at https://investor.coinshares.com/general-meetings.

We are paying for the distribution of the proxy materials. As part of this process, we reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our shareholders. Proxy solicitation expenses that we will pay include those for preparation, mailing, returning and tabulating the proxies. Our directors, officers, and employees may also solicit proxies on our behalf in person, by telephone, email, or facsimile, but they do not receive additional compensation for providing those services.

We will report final results by filing a Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) with the U.S. Securities and Exchange Commission (the “SEC”) promptly after the EGM, but in any event within four business days following the date of the EGM. If final results are not available at that time, we will provide preliminary voting results in the Form 6-K and will provide the final results in an amendment to the Form 6-K as soon as they become available. The results will also be published on our website as soon as practicable following the conclusion of the EGM.

The Company’s filings with the SEC are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://investor.coinshares.com/. Shareholders may download a copy of these documents without charge at https://investor.coinshares.com/. The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) that are applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board

Company Secretary

CoinShares PLC

Jersey, 24 August 2026